Alta Equipment Group Inc.

13211 Merriman Road

Livonia, Michigan 48150

October 30, 2020

VIA EDGAR

M. Katherine Bagley

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alta Equipment Group Inc.
Registration Statement on Form S-1
Filed October 26, 2020
File No. 333-249672

Dear Ms. Bagley:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Alta Equipment Group Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 3, 2020, or as soon thereafter as practicable.

Please call Jeff Hoover of Howard & Howard Attorneys PLLC at (248) 723-0451 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

ALTA EQUIPMENT GROUP INC.

By:	/s/ Ryan Greenawalt
Name:	Ryan Greenawalt
Title:	Chief Executive Officer

cc:	Jeffrey Hoover, Howard & Howard Attorneys PLLC